

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 6, 2009

<u>via U.S. mail and facsimile</u>

Mr. Francis T. Joyce
Chief Financial Officer
Macquarie Infrastructure Company LLC
125 West 55th Street
New York, New York 10019

> **Re:** **Macquarie Infrastructure Company LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Response Letter Dated December 10, 2008**
> **File No. 1-32384**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 14, 2008**
> **File No. 1-32384**

Dear Mr. Stokes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Karney
J. Madison
K. Calder
K. Stertzel